UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

Commission File Number 001-31930

ATLATSA RESOURCES CORPORATION
(Translation of registrant’s name into English)

15th Floor, 1040 West Georgia Street,
Vancouver, British Columbia, Canada, V6E 4H8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Media Release – Atlatsa Announces Intention to Terminate SEC Reporting Obligations

Document 1

ATLATSA ANNOUNCES INTENTION TO TERMINATE SEC REPORTING OBLIGATIONS

July 8, 2016, Atlatsa Resources Corporation (the “Company”) (TSX: ATL; JSE: ATL) announces that it will voluntarily file a Form 15 with the United States Securities and Exchange Commission (the "SEC") to terminate the registration of its common shares under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and its reporting obligations under Section 13(a) of the Exchange Act.

Management of the Company is of the view that the costs associated with continuing the registration and reporting under the Exchange Act outweigh the benefits received by the Company from maintaining its registration.

The termination will become effective 90 days after the date of filing of the Form 15 with the SEC, or within such shorter period as the SEC may determine. Upon filing of the Form 15, the Company's reporting obligations under the Exchange Act will be immediately suspended.

The Company’s common shares will continue to trade on the Toronto Stock Exchange and the Johannesburg Stock Exchange, and the Company will continue to meet its Canadian and South African continuous disclosure obligations through filings with the applicable Canadian and South African securities regulators. All of the Company's filings can be found at the SEDAR website at www.sedar.com and also on www.atlatsa.com.

For further information: On behalf of Atlatsa Resources Prudence Lebina, Head: Investor Relations Office: +27 11 779 6800 Email: prudencel@atlatsa.com	Russell and Associates Pam McLeod Office: +27 11 880 3924 Mobile: +27 82 872 6387	One Capital Sponsor Services Proprietary Limited Kathy Saunders / Taryn Carter Office: +27 11 550 5010 Email: kathy@onecapital.co.za

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLATSA RESOURCES CORPORATION
(Registrant)

Date: July 8, 2016	By:	/s/ Boipelo Lekubo
		Name:	Boipelo Lekubo
		Title:	Chief Financial Officer